Exhibit 99.2

Global Engine Group Holding Limited Announces Closing of $8 Million Initial Public Offering

Hong Kong, September 23, 2024 (GLOBE NEWSWIRE) -- Global Engine Group Holding Limited (the “Company” or “GLE”), a Hong Kong-headquartered integrated solutions provider in information communication technologies (“ICT”), today announced the closing of its initial public offering (the “Offering”) of 2,000,000 ordinary shares (the “Ordinary Shares”) at an initial public offering price of $4.00 per share for total gross proceeds of $8,000,000, before deducting underwriting discounts and other offering expenses. The Offering closed on September 23, 2024, and the Ordinary Shares began trading on Nasdaq Capital Market on September 20, 2024, under the ticker symbol “GLE”. The Company has granted the underwriters an option, exercisable within 45 days from the closing date of the Offering, to purchase up to an additional 300,000 Ordinary Shares at the initial public offering price, less underwriting discounts, to cover over-allotments, if any.

The Offering was conducted on a firm commitment basis. R.F. Lafferty & Co., Inc. (the “Underwriter”) acted as the sole underwriter for the Offering. Robinson & Cole LLP acted as U.S. counsel to the Company, and Winston & Strawn LLP acted as U.S. counsel to the Underwriter, in connection with the Offering.

The Company intends to use the proceeds from this Offering for 1) brand promotion and marketing (25%); 2) recruitment of talented personnel (25%); 3) strategic investments and acquisitions (25%); and (4) general working capital (25%).

A registration statement on Form F-1 (File No. 333-266919) relating to the Offering, as amended, has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and was declared effective by the SEC on September 16, 2024. The Offering is being made only by means of a prospectus. Copies of the final prospectus related to the Offering may be obtained, when available, from R. F. Lafferty & Co., Inc by email at offerings@rflafferty.com or via standard mail to R. F. Lafferty & Co., Inc, 40 Wall Street, 27th Floor, New York, NY 10005. In addition, a copy of the final prospectus can also be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Global Engine Group Holding Limited

Global Engine Group Holding Limited is an integrated solutions provider that operates via a wholly-owned subsidiary incorporated in Hong Kong to deliver (i) ICT solution services which include the cloud platform deployment, IT system design and configuration, maintenance, data center colocation and cloud services; (ii) technical services which include the technical development, support, and outsourcing services for data center and cloud computing infrastructure, mobility and fixed network communications, as well as IoT projects; and (iii) project management services which enhances productivity and collaboration management and enables successful implementations and adoption of solutions for customers, to drive business outcomes and innovation for its customers. GLE’s target customer groups include: (i) small to medium-sized telecom operators and ICT service providers seeking expansion in Hong Kong and the South East Asian market; (ii) data center and cloud computing services providers; and (iii) Internet-of-things (“IoT”) solutions providers. For more information, please visit: www.globalengine.com.hk; ir.globalengine.com.hk/.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may, “will, “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These forward-looking statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Underwriters

R. F. Lafferty & Co., Inc.

40 Wall Street, 27th Floor

New York, NY 10005

(212) 293-9090

offerings@rflafferty.com

Investor Relations

WFS Investor Relations Inc.

Janice Wang, Managing Partner

Email: services@wealthfsllc.com

Phone: +86 13811768599

+1 628 283 9214